AMERICAN BONANZA APPROVES ADVANCE NOTICE POLICY

May 2, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) (“Bonanza” or “Company”) announced today that its board of directors (the “Board”) has adopted an advance notice policy (the “Policy”) which includes, among other things, a provision that requires advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Additionally, the Policy sets a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders, sets forth the information that a shareholder must include in the notice to the Company, and establishes the form in which the shareholder must submit the notice for that notice to be in proper written form.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days nor more than 65 days prior to the date of the annual meeting. However, in the event that the annual meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth (10th) day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting) notice to the Company must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting was made.

The Company will, at its next annual meeting, seek shareholder approval to amend the articles of the Company to include the provisions of the Policy. The Company’s next annual general meeting has been scheduled for June 14, 2013.

The full text of the Policy is available under the Company’s SEDAR profile at www.sedar.com.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin, President & Chief Executive Officer

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.